UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2015

Commission File Number 0-28584

CHECK POINT SOFTWARE TECHNOLOGIES LTD. (Translation of registrant's name into English)
5 Ha’solelim Street, Tel Aviv, Israel (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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INVESTOR CONTACT:	MEDIA CONTACT:
Kip E. Meintzer	Cynthia Saw
Check Point Software Technologies	Check Point Software Technologies
+1.650.628.2040	+1.650.628.2169
ir@checkpoint.com	press@checkpoint.com

CHECK POINT SOFTWARE TECHNOLOGIES REPORTS 2014 FOURTH QUARTER AND FULL
YEAR FINANCIAL RESULTS

SAN CARLOS, CA – January 29, 2015 — Check Point® Software Technologies Ltd. (NASDAQ: CHKP), the largest pure-play security vendor globally, today announced its financial results for the fourth quarter and full-year ended December 31, 2014.

Fourth Quarter 2014:

•	Total Revenue: $421 million, representing a 9 percent increase year over year
•	Non-GAAP Operating Income: $247 million, representing 59 percent of revenues
•	Non-GAAP EPS: $1.07, representing a 10 percent increase year over year
•	Deferred Revenues: $784 million, representing a 17 percent increase year over year

Full Year 2014:

•	Total Revenue: $1,496 million, representing a 7 percent increase year over year
•	Non-GAAP Operating Income: $866 million, representing 58 percent of revenues
•	Non-GAAP EPS: $3.72, representing an 8 percent increase year over year

“We completed the year on a high note, with revenues and EPS at the upper-end of our projections. Our data center and small business solutions produced strong results, underscoring our architecture’s ability to address the security needs of customers of any size. Software blades continued to deliver strong growth as more customers adopted our advanced threat prevention technologies. We delivered the Check Point Capsule to secure mobile devices and mobile data, and demonstrated our industry leadership with our Threat Emulation, the only solution to achieve a 100% catch rate for advanced malware,” said Gil Shwed, founder, chairman, and chief executive officer of Check Point Software Technologies.

Financial Highlights for the Fourth Quarter of 2014:
•	Total Revenue: $421 million, an increase of 9 percent, compared to $387 million in the fourth quarter of 2013.
•	GAAP Operating Income: $229 million, an increase of 7 percent, compared to $214 million in the fourth quarter of 2013.
•
Non-GAAP Operating Income: $247 million, an increase of 9 percent, compared to $227 million in the fourth quarter of 2013. Non-GAAP operating margin was 59 percent, same as in the fourth quarter of 2013.

•
GAAP Net Income and Earnings per Diluted Share: GAAP net income was $186 million, compared to $194 million in the fourth quarter of 2013. GAAP earnings per diluted share were $0.98, compared to $0.99 in the fourth quarter of 2013.

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•
Non-GAAP Net Income and Earnings per Diluted Share: Non-GAAP net income was $203 million, an increase of 6 percent, compared to $192 million in the fourth quarter of 2013. Non-GAAP earnings per diluted share were $1.07, an increase of 10 percent, compared to $0.98 in the fourth quarter of 2013.

•	Deferred Revenues: As of December 31, 2014, deferred revenues were $784 million, an increase of 17 percent, compared to $672 million as of December 31, 2013.
•
Cash Flow: Cash flow from operations was $210 million compared to $58 million in the fourth quarter of 2013. The fourth quarter of 2013 included a tax settlement payment for prior years executed with the Israeli Tax Authorities.

•	Share Repurchase Program: During the fourth quarter of 2014, the company repurchased 2.6 million shares at a total cost of $195 million.
•	Cash Balances, Marketable Securities and Short Term Deposits: $3,683 million as of December 31, 2014 compared to $3,630 million as of December 31, 2013.

Financial Highlights for the Year Ended December 31, 2014

•	Total Revenues: $1,496 million, an increase of 7 percent, compared to $1,394 million in 2013.
•	GAAP Operating Income: $801 million, an increase of 5 percent, compared to $761 in 2013.
•	Non-GAAP Operating Income: $866 million, an increase of 6 percent, compared to $815 million in 2013. Non-GAAP operating margin was 58 percent, same as in 2013.
•
GAAP Net Income and Earnings per Diluted Share: GAAP net income was $660 million, an increase of 1 percent, compared to $653 million in 2013. GAAP earnings per diluted share were $3.43, an increase of 5 percent, compared to $3.27 in 2013.

•
Non-GAAP Net Income and Earnings per Diluted Share: Non-GAAP net income was $715 million, an increase of 4 percent, compared to $685 million in 2013. Non-GAAP earnings per diluted share were $3.72, an increase of 8 percent, compared to $3.43 in 2013.

•
Cash Flow: Cash flow from operations was $753 million compared to $790 million in 2013. These years’ cash flow includes tax settlement payments and tax refund for prior years executed with the Israeli Tax Authorities.

•
Share Repurchase Program: In 2014, we repurchased approximately 11.2 million shares in an aggregate amount of approximately $765 million, which represented an average repurchase per quarter of $191 million.  Today, the company announced that its board of directors has authorized an extension and expansion to the company’s on-going share repurchase program.  Under the updated plan, effective immediately, Check Point is authorized to increase the quarterly repurchase of its outstanding shares by 25% up to $250 million and the overall program by 50% to an aggregate of $1.5 billion.

For information regarding the Non-GAAP financial measures discussed in this release, as well as a reconciliation of such Non-GAAP financial measures to the most directly comparable GAAP financial measures, please see “Use of Non-GAAP Financial Information” and “Reconciliation of GAAP to Non-GAAP Financial Information.”

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Business Highlights

During 2014, we introduced the following products and technologies:

Check Point Capsule – A mobile solution that offers powerful protection for business data and mobile devices. The Check Point Capsule is a single solution that offers multi-layer security allowing for the protection of business data without having to manage the device; is designed to prevent internal and external data leakages by attaching security that travels with documents; and extends the corporate security policy to protect devices from threats when outside of the corporate network.

Software-Defined Protection (SDP) – A modular and dynamic security architecture that provides a three-layer infrastructure, allowing for operational resilience and real-time, proactive protection. Designed to address today’s ever-changing threat landscape.

ThreatCloud IntelliStore – The ThreatCloud IntelliStore is the industry’s first and only threat intelligence marketplace that enables organizations to select from a wide range of threat intelligence feeds relevant to them, use this intelligence to pinpoint and focus on the advanced threats, and proactively stop them.

Super High-end 41000 & 61000 Systems – The 61000 provides multi-blade hardware architecture with scalable performance and 12 modular security gateway modules (SGM). We delivered new gateway modules that double the performance of the 61000 systems, delivering up to 400 Gbps of firewall performance, 130 Gbps IPS performance, up to 33,000 SecurityPower™ Units (SPU). The 61000 continues to be the industry’s fastest security system.  We’ve also delivered the new 41000 high performance system with smaller footprint and performance of up to 11,000 SPUs.

Smart-1 Appliance Family – Upgraded the entire line of the Smart-1 security management Appliance family with five new Appliances that deliver cyber security management for the era of big data. Smart-1 Appliances enable organizations to consolidate security policy, log, and event management. The new Smart-1 Appliances allow for more effective storage capacity, and report generation is greatly accelerated.

Next-Generation SmartEvent – Announced the availability of Next-Generation SmartEvent, a new and powerful event monitoring solution for real-time processing and storing of threat detection data. Next-Generation SmartEvent offers one single view for all security threats and network components, to more easily manage and analyze big data security, and to make faster and more informed security decisions.

13800 Appliance – Launched the 13800 Appliance, extending the 13000 Data Center Appliance line. The 13800 offers exceptional security protections and advanced performance, with up to 3,800 SPU and 6.5 Gbps of IPS throughput.

21800 Appliance – Check Point augmented the 21000 Data Center Appliance family with the 21800 Appliance. The 21800 delivers up to 4,300 SPU and 7 Gbps of IPS throughput, supplies the low latency required by the most demanding network environments, and provides high reliability and serviceability to reduce maintenance costs.

Check Point Virtual Appliance for Azure – An extension of its security offerings for public cloud services, the Check Point Virtual Appliance for Azure brings Check Point security gateway software to the Microsoft Azure Marketplace.

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Security Reports

During the year, numerous security reports were published by the company, including:

Miercom Advanced Threat Prevention with Sandbox Analysis Report – Check Point Next Generation Threat Prevention with ThreatCloud Emulation Service delivered one hundred percent protection against Zero-Day threats, outperforming competitors by more than twenty seven percent in a recent assessment performed by Miercom, an independent product test center.

Zero Second Protection Test Report – Check Point analysts built and tested the speed at which security solutions from Check Point and three other competitors recognized, responded to, and protected against known malware. Of the four products tested, Check Point ThreatCloud identified malware in four minutes, blocked malware in zero minutes, and malware spent zero seconds on the network. This outperformed the three other solutions, who took a total average of over 11 minutes to identify malware.

Check Point 2014 Security Report – Check Point published its annual industry security report which provides insight into the major security events that occurred in organizations across the world and offers recommendations on how to protect against them. The report is based on collaborative research from our Security Checkup assessments, Threat Emulation sensors, ThreatCloud™ and Endpoint Security reports, and includes in-depth analysis of 200,000+ hours of monitored network traffic from over 9,000 security gateways across 996 organizations of various industries worldwide. The report is available at: http://www.checkpoint.com/campaigns/2014-security-report/

Security Vulnerability Research

Check Point Malware and Vulnerability Research Teams identified numerous critical vulnerabilities, in different elements of Internet infrastructure.  Key findings include:

Android - Man in the Binder – Researchers at Check Point studied Android’s unique operating system (OS) architecture and demonstrated the potential capture of data and information being stored and communicated on Android devices through the Binder, the message passing mechanism in Inter-process Communication (IPC).

Mozilla - Bugzilla – Check Point uncovered a critical privilege escalation vulnerability in the popular bug-tracking platform called Bugzilla. Check Point’s security researchers informed the Mozilla Foundation, and the team leading the Bugzilla project quickly fixed the exploit.

Telco Infrastructure - TR-069 Vulnerabilities – Check Point uncovered a number of critical zero-day vulnerabilities that might have resulted in the compromise of millions of homes and business worldwide, through flaws in several TR-069 server implementations. Check Point has provided guidance to many telcos and technology providers to remedy the situation.

Network Security Products – Vulnerabilities in System Admin Portals – Check Point discovered vulnerabilities in the admin WebUI portals of three network security vendors. If targeted and exploited, these vulnerabilities would give hackers administrative control over the vendors’ security systems, potentially leaving business networks exposed to attacks. Check Point notified the relevant vendors and provided them with the information to remedy the vulnerabilities.

Home Routers - Misfortune Cookie – Check Point uncovered Misfortune Cookie, a critical vulnerability that allows an intruder to remotely take over a residential gateway device and use it to attack the devices connected to it. To date, researchers have distinctly detected at least 12 million readily exploitable devices connected to the Internet across the globe, making this one of the most widespread vulnerabilities revealed in recent years.

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Industry Accolades:

Leader in the Gartner Magic Quadrant for Enterprise Network Firewall – Check Point is positioned as a Leader in the Gartner Magic Quadrant for Enterprise Network Firewall. The company has been in the Leaders quadrant since 1999.

Leader in the Gartner Magic Quadrant for Unified Threat Management – Check Point is positioned as a Leader in the Gartner Magic Quadrant for Unified Threat Management (UTM). This is the company’s fourth consecutive year in the Leaders quadrant.

Leader in the Gartner Magic Quadrant for Mobile Data Protection – Check Point is positioned as a Leader in the Gartner Magic Quadrant for Mobile Data Protection (MDP). This is the company’s eighth consecutive year in the Leaders quadrant.

Number One in Worldwide Firewall Equipment Market Share – Check Point led in the worldwide market share for Firewall Equipment for Q1, Q2 and Q3 2014, according to the Gartner Market Share: Enterprise Network Equipment by Market Segment, Worldwide reports.

Top Position in Worldwide Combined Firewall and UTM Appliance Market – Check Point continued to be the number one vendor in worldwide combined Firewall and UTM appliance revenue for Q1 through Q3 2014, according to the IDC Worldwide Quarterly Security Appliance Trackers.

Person of The Year – Gil Shwed, founder, chairman, and chief executive officer of Check Point was named “Person of The Year” by Globes Business News, Israel’s leading business publication, for his entrepreneurial success that has translated into over 20 years of value creation for the Israeli economy, and Check Point employees and long-term shareholders.

CRN Channel Chief Award – Check Point President, Amnon Bar-Lev, was named one of CRN’s 2014 Channel Chiefs. This is the seventh year that Mr. Bar-Lev has appeared on CRN’s prestigious list of the most powerful leaders in the IT channel. The CRN Channel Chief Award recognizes those executives directly responsible for driving channel sales and growth within their organization, while evangelizing the importance of the channel throughout the entire IT Industry.

“We are focusing on securing the future of the Internet. In 2015, we intend to make further investments in advanced threat prevention and mobility through the expansion of our development, sales, and marketing teams.  This will enable more customers to adopt the best security technology for the future,” concluded Shwed.

First Quarter Investor Conference Participation Schedule:

•	Oppenheimer 5th Annual Research Summit
February 11, 2015 –London, UK

•	Raymond James 33rd Annual Institutional Investor Conference
March 2, 2015 – Orlando, FL

•	Morgan Stanley Global Technology, Media and Telecommunications Conference
March 5, 2015 – San Francisco, CA

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•	Morgan Stanley/Nasdaq Third Annual Asia Technology, Media and Telecommunications Conference
March 13, 2015 – Kowloon, Hong Kong

Members of Check Point's management team will present at these conferences and discuss the latest company strategies and initiatives. Check Point’s conference presentations are expected to be available via webcast on the company's web site. To view these presentations and access the most updated information please visit the company's web site at www.checkpoint.com/ir. The schedule is subject to change.

Conference Call and Webcast Information
Check Point will host a conference call with the investment community on January 29, 2015 at 8:30 AM ET/5:30 AM PT.  To listen to the live webcast, please visit the website at: www.checkpoint.com/ir. A replay of the conference call will be available through February 5, 2015 on the company's website or by telephone at +1.201.612.7415, replay ID number 13598649.

About Check Point Software Technologies Ltd.
Check Point Software Technologies Ltd. (www.checkpoint.com), is the largest pure-play security vendor globally, provides industry-leading solutions, and protects customers from cyberattacks with an unmatched catch rate of malware and other types of attacks. Check Point offers a complete security architecture defending enterprises’ networks to mobile devices, in addition to the most comprehensive and intuitive security management. Check Point protects over 100,000 organizations of all sizes. At Check Point, we secure the future.

©2015 Check Point Software Technologies Ltd. All rights reserved

Legal Notice Regarding Forward-Looking Statements
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  Forward-looking statements generally relate to future events or our future financial or operating performance. Forward-looking statements in this press release include, but are not limited to, statements related to our expectations regarding continued expansion of the reach of our security leadership with new technologies to fight the most critical cyber threats, and our intention to make further investments in 2015 in advanced threat prevention and mobility through the expansion of our development, sales and marketing teams. Our expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected.  These risks include our ability to continue to develop platform capabilities and solutions; customer acceptance and purchase of our existing solutions and new solutions; the market for IT security continuing to develop; competition from other products and services; and general market, political, economic and business conditions.  The forward-looking statements contained in this press release are also subject to other risks and uncertainties, including those more fully described in our filings with the Securities and  Exchange Commission, including our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 28, 2014.  The forward-looking statements in this press release are based on information available to Check Point as of the date hereof, and Check Point disclaims any obligation to update any forward-looking statements, except as required by law.

Use of Non-GAAP Financial Information
In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, Check Point uses non-GAAP measures of net income, operating income, operating margin and earnings per share, which are adjustments from results based on GAAP to exclude stock-based compensation charges, amortization of intangible assets and the related tax affects. Check Point’s management believes the non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of Check Point’s ongoing core operations and prospects for the future. Historically, Check Point has also publicly presented these supplemental non-GAAP financial measures in order to assist the investment community to see the Company “through the eyes of management,” and thereby enhance understanding of its operating performance. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. A reconciliation of the non-GAAP financial measures discussed in this press release to the most directly comparable GAAP financial measures is included with the financial statements contained in this press release. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and as such has determined that it is important to provide this information to investors.

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CHECK POINT SOFTWARE TECHNOLOGIES LTD.
CONSOLIDATED STATEMENT OF INCOME

 (In thousands, except per share amounts)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2014	2013	2014	2013
	(unaudited)	(unaudited)	(unaudited)	(audited)
Revenues:
Products and licenses	$162,002	$152,957	$520,312	$496,930
Software Blades subscriptions	72,357	60,539	265,021	217,088
Total revenues from products and software blades	234,359	213,496	785,333	714,018
Software updates and maintenance	186,283	173,579	710,483	680,087
Total revenues	420,642	387,075	1,495,816	1,394,105

Operating expenses:
Cost of products and licenses	29,379	27,370	95,868	88,862
Cost of software blades subscriptions	1,755	1,539	5,626	5,480
Total cost of products and software blades	31,134	28,909	101,494	94,342
Cost of Software updates and maintenance	20,729	17,226	74,807	67,680
Amortization of technology	60	60	240	612
Total cost of revenues	51,923	46,195	176,541	162,634

Research and development	34,278	33,047	133,300	121,764
Selling and marketing	83,187	74,974	306,363	276,067
General and administrative	22,000	18,740	78,558	72,735
Total operating expenses	191,388	172,956	694,762	633,200

Operating income	229,254	214,119	801,054	760,905
Financial income, net	7,002	9,383	28,762	34,931
Income before taxes on income	236,256	223,502	829,816	795,836
Taxes on income	50,473	29,372	170,245	143,036
Net income	$185,783	$194,130	$659,571	$652,800

Earnings per share (basic)	$1.01	$1.01	$3.50	$3.34
Number of shares used in computing earnings per share (basic)	184,781	192,263	188,487	195,647

Earnings per share (diluted)	$0.98	$0.99	$3.43	$3.27
Number of shares used in computing earnings per share (diluted)	189,160	196,837	192,300	199,487

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CHECK POINT SOFTWARE TECHNOLOGIES LTD.
RECONCILIATION OF GAAP TO NON GAAP FINANCIAL INFORMATION

 (In thousands, except per share amounts)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2014	2013	2014	2013
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

GAAP operating income	$229,254	$214,119	$801,054	$760,905
Stock-based compensation (1)	17,132	12,548	63,169	51,112
Amortization of intangible assets (2)	518	610	2,106	3,020
Non-GAAP operating income	$246,904	$227,277	$866,329	$815,037

GAAP net income	$185,783	$194,130	$659,571	$652,800
Stock-based compensation (1)	17,132	12,548	63,169	51,112
Amortization of intangible assets (2)	518	610	2,106	3,020
Taxes on the above items (3)	(874)	(15,305)	(9,493)	(21,731)
Non-GAAP net income	$202,559	$191,983	$715,353	$685,201

GAAP Earnings per share (diluted)	$0.98	$0.99	$3.43	$3.27
Stock-based compensation (1)	0.09	0.06	0.33	0.26
Amortization of intangible assets (2)	-	-	0.01	0.02
Taxes on the above items (3)	-	(0.07)	(0.05)	(0.12)
Non-GAAP Earnings per share (diluted)	$1.07	$0.98	$3.72	$3.43

Number of shares used in computing Non-GAAP earnings per share (diluted)	189,160	196,837	192,300	199,487

(1) Stock-based compensation:
Cost of products and licenses	$14	$17	$66	$77
Cost of software updates and maintenance	306	257	1,024	971
Research and development	2,289	2,104	9,284	9,001
Selling and marketing	3,611	2,420	13,339	11,193
General and administrative	10,912	7,750	39,456	29,870
	17,132	$12,548	63,169	$51,112

(2) Amortization of intangible assets:
Amortization of technology-cost of revenues	$60	$60	$240	$612
Selling and marketing	458	550	1,866	2,408
	$518	$610	$2,106	$3,020

(3) Taxes on the above items
Taxes on Stock-based compensation and Amortization of intangible assets	$(874)	$(551)	$(9,493)	$(6,977)
Taxes attributed to tax settlement	-	(14,754)	-	(14,754)
	$(874)	$(15,305)	$(9,493)	$(21,731)

Total, net	$16,776	$(2,147)	$55,782	$32,401

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CHECK POINT SOFTWARE TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED BALANCE SHEET DATA

(In thousands)

ASSETS

	December 31,	December 31,
	2014	2013
	(unaudited)	(audited)
Current assets:
Cash and cash equivalents	$261,970	$408,432
Marketable securities and short-term deposits	1,050,492	758,382
Trade receivables, net	366,700	379,648
Prepaid expenses and other current assets	68,673	53,856
Total current assets	1,747,835	1,600,318

Long-term assets:
Marketable securities	2,370,471	2,463,110
Property and equipment, net	41,549	37,991
Severance pay fund	5,491	6,488
Deferred tax asset, net	14,368	13,557
Other intangible assets, net	14,085	16,191
Goodwill	727,875	727,875
Other assets	27,144	20,907
Total long-term assets	3,200,983	3,286,119

Total assets	$4,948,818	$4,886,437

LIABILITIES AND
SHAREHOLDERS’ EQUITY
Current liabilities:
Deferred revenues	$651,281	$586,696
Trade payables and other accrued liabilities	281,554	396,102
Total current liabilities	932,835	982,798

Long-term liabilities:
Long-term deferred revenues	132,732	84,927
Income tax accrual	235,705	205,420
Deferred tax liability, net	504	308
Accrued severance pay	9,483	10,887
	378,424	301,542

Total liabilities	1,311,259	1,284,340

Shareholders’ equity:
Share capital	774	774
Additional paid-in capital	859,124	774,917
Treasury shares at cost	(3,126,685)	(2,421,278)
Accumulated other comprehensive income (loss)	(1,070)	1,839
Retained earnings	5,905,416	5,245,845

Total shareholders’ equity	3,637,559	3,602,097

Total liabilities and shareholders’ equity	$4,948,818	$4,886,437
Total cash and cash equivalents, marketable securities and short-term deposits	$3,682,933	$3,629,924

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CHECK POINT SOFTWARE TECHNOLOGIES LTD.
SELECTED CONSOLIDATED CASH FLOW DATA

(In thousands)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2014	2013	2014	2013
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Cash flow from operating activities:
Net income	$185,783	$194,130	$659,571	$652,800
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	2,495	2,243	9,178	8,545
Amortization of intangible assets	518	610	2,106	3,020
Stock-based compensation	17,132	12,548	63,169	51,112
Realized loss (gain) on marketable securities	18	(83)	(289)	(1,383)
Decrease (increase) in trade and other receivables, net	(147,846)	(119,553)	4,337	(6,707)
Increase (decrease) in deferred revenues, trade payables and other accrued liabilities	167,336	(14,791)	38,749	117,756
Excess tax benefit from stock-based compensation	(8,843)	(26,164)	(11,669)	(35,345)
Deferred income taxes, net	(6,224)	9,307	(12,292)	28
Net cash provided by operating activities	210,369	58,247	752,860	789,826

Cash flow from investing activities:

Investment in property and equipment	(4,621)	(2,178)	(12,736)	(9,563)
Net cash used in investing activities	(4,621)	(2,178)	(12,736)	(9,563)

Cash flow from financing activities:

Proceeds from issuance of shares upon exercise of options	8,781	15,667	70,266	67,127
Purchase of treasury shares at cost	(194,905)	(131,485)	(768,176)	(534,196)
Excess tax benefit from stock-based compensation	8,843	26,164	11,669	35,345
Net cash used in financing activities	(177,281)	(89,654)	(686,241)	(431,724)

Unrealized loss on marketable securities, net	(1,486)	(780)	(874)	(13,979)

Increase (decrease) in cash and cash equivalents, marketable securities and short term deposits	26,981	(34,365)	53,009	334,560

Cash and cash equivalents, marketable securities and short term deposits at the beginning of the period	3,655,952	3,664,289	3,629,924	3,295,364

Cash and cash equivalents, marketable securities and short term deposits at the end of the period	$3,682,933	$3,629,924	$3,682,933	$3,629,924

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
By:	/s/ Tal Payne
Tal Payne Chief Financial Officer

January 29, 2015

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